SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                    FORM 15

           Certification and Notice of Termination of Registration
        under Section 12(g) of the Securities Exchange Act of 1934 or
                      Suspension of Duty to File Reports
      under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                        Commission File Number 1-11707

                            DESIGNER HOLDINGS LTD.
            (Exact name of registrant as specified in its charter)

                                 1385 Broadway
                           New York, New York  10018
                                (212) 556-9600
  (Address, including zip code, and telephone number, including area code, of registrant's principal offices)

                6% Convertible Subordinated Debentures Due 2016
           (Title of each class of securities covered by this Form)

             6% Convertible Trust Originated Preferred Securities
       Guarantee of 6% Convertible Trust Originated Preferred Securities (Titles of all other classes of securities for which a duty to file reports under section 13(a)
                               or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [x]             Rule 12h-3(b)(1)(ii)     [ ]
Rule 12g-4(a)(1)(ii)[ ]
Rule 12g-4(a)(2)(i) [ ]             Rule 12h-3(b)(2)(i)      [ ]
Rule 12g-4(a)(2)(ii)[ ]             Rule 12h-3(b)(2)(ii)     [ ]
Rule 12h-3(b)(1)(i) [x]             Rule 15d-6               [ ]

      Approximate number of holders of record as of the certification or notice date: 6% Convertible Subordinated Debentures: 1


     Pursuant to the requirements of the Securities Exchange Act of 1934, Designer Holdings Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE: April 13, 1998               By:/s/ Stanley P. Silverstein
                                       Name:Stanley P. Silverstein
                                       Title: Vice President